FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 0175

Santiago, December 1, 2015.

Ger. Gen. No.133/2015.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.:   Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis S.A. (the “Company”), I hereby inform you of the following significant event. Today Enersis S.A. has responded to the Official Letter No. 26.429  sent by the Superintendence and in compliance with the  above-mentioned letter, we hereby attach the response to that letter  as a complement to the significant event sent by the Company to that  Superintendence on November 24 , 2015.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

cc.:           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

Santiago, December 1, 2015.

Ger. Gen. N°132/2015.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Ordinary Official Letter SVS No. 26.429, dated November 27, 2015 (the “Letter”).

To Whom it May Concern:

We hereby come to provide, within the stipulated time limit, our response to the referred Official Letter, related to the explanations and clarifications requested by the Superintendence ("SVS") to the significant event of November 24, 2015 and the response of Enersis S.A. ("Enersis”) to the Ordinary Official Letter No. 25412, registered on November 25, 2015 ("the response of Enersis").

This letter refers to various aspects related to the division of Enersis as part of the proposed corporate reorganization of the Enersis group consisting of: (i) the division of Enersis and its subsidiary Empresa Nacional de Chile S.A. ("Endesa Chile") and Chilectra S.A. ("Chilectra") in a way that would separate, on one side, the businesses of generation and distribution in Chile and , on the other, the activities outside of Chile (the "divisions") and (ii) the subsequent merger of companies owners of corporate interests in businesses outside of Chile (this process, comprising all its phases, shall be known from here on as the “Reorganization”).

(A) In reference to point 1 of the Letter, we respond below to the different requests for information contained therein.

(i) "we are requesting information on whether the commitments taken on by Enel, and which letter dated November 23 mentions, have a binding character for Enel, and hence Endesa may legally call for their compliance from Enel, explaining the reasons or bases of that potential legal obligation."

According to what has been stated in the letter from Enel S.p.A ("Enel") dated November 23 of this year  ("the Enel letter"), as well as the text of the statement of the Board Directors of Enersis of November 24 of this year that was the basis of the response of Enersis, according to this company, the commitments of Enel to "negotiate" or "promote that one or more of its subsidiaries should negotiate" with Endesa Chile taken on by Enel have a binding character and would be enforceable in case of non-compliance, provided that the conditions set forth there are met (mainly in relation to the fact that the reorganization in all its phases or stages should be complete).

Effectively,  in view of Enersis, the commitments made in the Letter  are legally valid insofar as they are an expression of an agreement of its Board of Directors (Consejo de Administracion), a legal equivalent to the Board of Directors in Chile  and an entity competent to take on the commitments referred to in the letter.

Such commitments, which would have been taken on by the relevant corporate  entity  - the Board of Directors (Consejo de Administracion) , have been  expressed  in a letter that is  signed by the person with sufficient representation powers, granted by the President of Enel S.p.A. Sra. Maria Patrizia Grieco and which accompanied the Enel letter. As soon as we have a Spanish version of the agreement of the Board of Directors of Enel S.p.A., with due validations, it will be made available to the market.

Accordingly, in the opinion of Enersis, the commitments made in the Enel letter have a binding character and could therefore be enforceable if conditions expressed therein are met, notwithstanding   what  is being indicated  in the following paragraph.

(ii) "in addition to what is being reported in relation to whether the commitment of Enel is or is not legally enforceable, we are requesting detailed information on how the commitment of Enel to "negotiate" or "promote that one or more of its subsidiaries should negotiate" with Endesa Chile would mitigate the risk referred to the need to regulate  - successfully and in the future – the conflicts of interest that the activities of Enel Green Power in Chile with respect to Endesa Chile represent and how this would continue  to“ be the main growth vehicle in generation. In attention to that – as can be seen from the Letter - such a commitment would imply a specific obligation for Enel with Endesa in relation to such conflicts of interest, but only of negotiating some type of regulation of such conflicts with the Chilean society.

Under the terms indicated above, the commitment of Enel would represent a binding commitment subject to certain conditions contained therein, whose aim is to negotiate an agreement to jointly develop renewable energy projects with Endesa Chile and Enel or any of its subsidiaries in Chile, in relation to a few general principles that have been described in the Enel letter and which are public.

It should be noted that this commitment cannot be understood on its own, foregoing the work and analyses that have already been carried out, where opportunities for joint cooperation and exchange of experience between Endesa Chile (as the country´s first generating company) and Enel Green Power (as one of the first global companies in the renewable energy sector) have already been identified.

Although it is now possible to observe the existence of certain potential conflicts of interest, the participation of Endesa Chile in renewable energy projects under the terms described in the Enel letter would also open the possibility of sharing  experiences and expertise between Endesa Chile and Enel Green Power, in a manner that would satisfy them both and which would exactly eliminate those conflicts of interest that have been observed by some participants of the reorganization process.

Under the terms set forth in the Enel letter, an agreement as described therein would, first of all, give Endesa Chile the option to participate in all the existing assets and projects owned by Enel Green Power, which would permit  this company  to access a significant portfolio of projects of this nature that to date, it has not had. This measure permits to avoid the potential and hypothetical risk that Enel would try to prioritize its renewable projects in detriment of Endesa Chile, only that, from now on, Endesa Chile does not only have the possibility to access the assets and projects which have already been developed by Enel Green Power in the past, but may also decide (according to their own unique business interests) whether it wants or not to participate in all that the latter might develop in the future, once it had the opportunity to assess and estimate whether or not it is convenient.

But furthermore, given that it is a joint development of projects Endesa Chile will thus be able to access the know-how of one of the main global operators in the renewable energy sector and would also have the possibility to access and create its own team and participate in the latest developments in the global industry and its transfer to the Chilean market. Thus, it also mitigates the risk that the Endesa Chile teams - historically more focused on the generation of conventional supplies – might move away from such an innovative and specialized sector as the renewable energy sector and therefore, their skills might become obsolete and somehow deprive Endesa Chile of those capabilities.

If we take the above into consideration, as an option that permits to access new opportunities, without decreasing at all the ability to continue with the conventional sources projects that Endesa Chile wants to develop pursuant to its own business interests, the collaboration in projects with Enel is additional and in no way exclusive.

For that reason, in the opinion of Enersis, an agreement of this nature would be a mechanism that might help to resolve the forewarned potential conflicts of interest and share experiences between both companies, since it would permit to implement common experiences and existing and future projects in the area of renewable energy in Chile.

(B) In reference to point 2 of the Letter, in the reference that says "as stated in paragraph four of the significant event, namely the" intention of Enersis (already known as Enersis Americas) (of) presenting a tender offer  ("OPA") issued by the future company Endesa Americas", which would include all the" shares and American Depositary Receipts ("ADRs") issued by that company not owned by Enersis Americas " we would hereby ask you to explain the different issues which we promptly reply to.

(i) "If the above-mentioned intention to launch this tender offer has a binding character for Enersis, explain the reasons or bases of that potential legal obligation".

The intention of launching the tender offer (OPA) for Endesa Americas minority shareholders at the minimum indicated price is a legally binding commitment for Enersis, under the terms and conditions announced to SVS and the market and shareholders in the response of Enersis.

In relation to the above, we should remember that: (i) the announcement corresponds to an agreement of the Board of Directors of Enersis, a competent corporate entity that can decide on this type of operations and (ii) precisely, Enersis shall be the same company (although under the name of Enersis Americas) that, if the abovementioned conditions are complied with, shall launch the tender offer (OPA) for the whole of the share capital owned by the minority shareholders of Endesa Americas.

Moreover, the declaration can hardly be formulated in any other way taking into account that the abovementioned conditions (among others, reaching a merger agreement by the companies involved) must be met and that the company subject to the future tender offer (OPA) (Endesa Americas) does not exist at the time of the agreement and shall only be set up (and may, therefore, be subject to an OPA) if the divisions referred to in the reorganization process are created.

This does not preclude, however, the fact that the abovementioned intention of launching the tender offer (OPA) should have a binding character for Enersis under the designated terms, as it is reiterated herein.

 (ii)"in relation to the basis permitting  the Enersis Board of Directors to claim that to launch that tender offer (OPA) at the price indicated in the significant event (236 pesos/share) with regard to the shares of the future Americas Endesa contributes to the interest of Enersis Americas, given that the Board of Directors, when proposing the measure, does not provide explicit reasons for the benefit of the Enersis shareholders  but, to the contrary, refers rather to the possibility of mitigating risks for the Endesa shareholders ".

As indicated in the response of Enersis, the OPA, apart from being a risk mitigating factor for Endesa Chile shareholders also involves benefits for Enersis shareholders which can be summarized as follows:

1. the announcement of the tender offer is, firstly, an enhancing element of the Reorganization given that it substantially mitigates the risks that could lead to the  frustration of said operation and, therefore, not permit Enersis and its shareholders to obtain the benefits inherent in the reorganization that have been widely declared by the company and that are explained in the document entitled "Benefits from the Operation" that was made available to the shareholders and the market.

2. the OPA itself represents an acceleration of the commitment of the use of funds and compliance with the commitment made in the capital increase approved in 2012; that is, the use of funds provided by members at the time for, among other uses, the "purchase of minority shareholders", as in the case of Endesa Americas corporate shares is completed within a limited period and on terms that are beneficial to the company.

3. furthermore, the tender offer presumes the use of funds, with a generation of value for  Enersis shareholders, a case which Endesa Chile shareholders decided to make use of because it shall lead to an immediate increase in the company’s profits per share;

4. the use of the funds will be efficient in that having set the price of the tender offer as a "market" price does not logically include any "premium", since what it intends is for the OPA to be only a technical mechanism of protection of minority shareholders that would permit ex ante to define a market price without having to wait for the materialization of the divisions and to provide certainty and liquidity for shareholders who want to abandon the Endesa Americas project, as has been requested by Committees of Directors and shareholders.

The above, in the opinion of Enersis, offers sufficient foundations to state that it contributes to the corporate interest of Enersis (Americas) to launch the tender offer at the price that is indicated in the significant event.

(C) with regard to point 3 of the Letter in the reference that says "Number five indicates that the general manager will be instructed to " negotiate, in good faith, with Endesa Chile the terms of a compensation commitment, whereby and only and exclusively on the assumption that, for reasons not attributable to Endesa Americas or Endesa Chile and different force majeure causes, the merger agreements are not adopted before December 31, 2017, the tax costs borne by Endesa Chile as a result of the division and duly accredited, discounting those benefits or tax credits that Endesa Americas and Endesa Chile obtained as a result of this division, would be compensated with tax benefits that may be obtained by Enersis” we respond below to the various requests for information contained therein.

(i) what is the consideration which Endesa Chile would have to observe in this agreement at the time of subscription or if said agreement should be legally considered as a  free act or depending of the will of Enersis with Endesa Chile.

The terms and precise elements of the compensation agreement which the parties might potentially negotiate, if the conditions that have been pointed out in the response of Enersis are complied with, may only be detailed, precisely, at the time that such negotiation takes place.

Notwithstanding the above, it is possible to anticipate that, as pointed out by SVS in its ordinary Official Letter no. 15.443 dated 20 July, 2015, the reorganization process should be considered as a whole, and therefore it cannot be valued - consequently neither can its objectives, or its benefits or risks - considering operations that make it up in its own standing.

In relation to the above, Endesa Chile, when taking part in the reorganization process,  is taking on a risk that might mean that the reorganization  shall not be fully completed, and, therefore, some of the expected benefits might not be achieved fully or some of the costs thereof cannot be immediately compensated. Therefore, as noted in the response of Enersis, it is legitimate to consider that there is a consideration by Endesa Chile in assuming  the risks of incurring certain tax costs that, in case of the merger  not being completed due to causes that are beyond its control, or that these might delay the compensation, it is all the same within the realms of logic of any business operation that part of these risks are taken on by who, to a greater extent, benefits from this operation (even if the merger is not completed).

The reorganization brings clear and immediate benefits to Enersis (to which we will refer later on) from the very first moment (that is, since the merger is agreed upon) however, in the case of Endesa Chile, those benefits are fully obtained if the merger materializes or is compensated , once the time elapses since there is a certainty that it should fail. There is, therefore, a certain acceptance of risk by Endesa Chile, that, although steps have been taken to mitigate it by the various mechanisms described in the response of Enersis, it should be attempted to compensate them, using the mechanism referred to in the question made by SVS.

(ii) within what period such compensation could take place if – as can be seen from the minority vote of Director Mr. Fernández – the tax benefits would be received by Enersis in the long-term. In relation to that it states: "the tax costs taken on by Endesa are related to the moment of the division and the tax benefits that Enersis would receive are long-term, that, according to what is said by IM Trust, more than five years are required to equalize these things and that during these five years it is perfectly feasible to expect tax reforms in any of the countries in question (sic.)"

The compensation shall take place as of the moment in which the fact that the conditions established therein cannot be met is evident, in particular, the non-implementation of the merger of Endesa Americas and Chilectra Americas into Enersis Americas.

As this uncertainty - for the benefit of both parties - cannot stay open indefinitely, a deadline- December 31, 2017 — has been established and when it is reached, either party may consider it in good faith that it is no longer justified to expect said merger to take place, and therefore they will be entitled to demand the compensation.

Similarly - and again in relation to the quoted letter - even though it is true that in "five years time tax reforms might take place", it is not less true,  that such situation could improve such expected benefits, calculated wisely by the company, and also that the existence of said "risk of regulation change" (consubstantial to any business activity) could be, on its own, a dissuading element sufficient to not aspiring to an improvement that is certain today.

Ultimately, the realignment will permit Enersis from the outset to reach a long-sought objective and that is the elimination of a superimposition on received dividends, something which, without such reorganization, has not been possible so far.

(iii) how will this decision of the Enersis Board contribute to the corporate interest of the company or companies that are set up after the division.

As indicated in the response of Enersis, the need to establish a compensation as the one indicated above, has been one of the mitigating actions requested by the Committee of Directors of Endesa Chile.

In relation to the above, it should be noted that while this measure – namely establishing a compensation - supposes a favorable element of the operation (under the terms explained above), the last shall be the catalyst that will facilitate achieving the reorganization process in its entirety and, therefore, will permit to obtain  all the  benefits already communicated to SVS, the shareholders and the market in the document available on the company’s website and entitled "Expected benefits of Reorganization".

In addition, as there has been pointed out before, the reorganization starts to produce positive effects for Enersis as of the moment of the divisions, even if the merger does not happen. Thus the same division will produce for Enersis Americas (as well as some of the above benefits), among others, tax benefits derived from a more rapid use of tax credits.

Under these considerations, and according to Enersis, it has a lot of sense from the logical-commercial point of view that: If there is a cost for Endesa Chile, if the process in all its phases is successful, it would be compensated with the merger (taking into consideration the swap equation), and if the last - for reasons already known - does not take place, Enersis (a company that since the first phase of the reorganization starts to profit) undertakes to mitigate the adverse impact that the non-completion of the reorganization might have on Endesa Chile if the merger should fail.

In short: in view of Enersis, establishing the compensation as (a) risk mitigating mechanism and therefore, a catalyst of the reorganization process and (b) facilitator of the benefits announced in the operation, mainly tax benefits, reducing inefficiencies, optimization of means and resources, a more efficient structure and with an improved visibility and reduction of the holding company discount , decreases in costs and an increase of quantified efficiencies, contributes to the corporate interest of the company.

(iv) which company would ultimately have to be liable for the compensation  and where would the funds come from to pay such compensation to Endesa.

The company that undertakes to compensate is Enersis (which, in its case, at the  moment of the compensation will operate under the name "Enersis Américas").

The company has an adequate financial structure to provide such compensation that would permit it to reimburse the amounts that potentially might be due either from its own funds or from funding from third parties – whichever, when the time comes, is deemed economically more appropriate – having established for that purpose a solid balance as the one that was presented in the division process.

(v) the legal figure that would be used to carry out this commitment.

As was previously indicated in the response of Enersis, the tax compensation to be made in the future if the circumstances mentioned above take place, as would be the case, through the subscription of a compensation agreement to be agreed between Enersis and Endesa Chile, prior the acceptance, at the right time, of the procedures established in Title XVI of the LSA.

We remain at your disposal and are happy to provide any other information deemed relevant to this case.

Kind regards

Luca D’Agnese

Chief Executive Officer

Enersis S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: December 4, 2015